As filed with the U.S. Securities and Exchange Commission on March 17, 2016

 Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

CNOOC LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

Hong Kong
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, NY, 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

National Corporate Research, Ltd.
10 East 40th Street, 10th Floor
New York, New York 10016
(800) 221-0102
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares representing ordinary shares of CNOOC Limited	100,000,000 American Depositary Shares	$0.05	$5,000,000	$503.50
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-10954.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (10) and (11)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5), (10) and (11)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that CNOOC Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement.  Deposit Agreement dated as of January 15, 2001 among CNOOC Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333-10954 and incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement dated as of March  , 2004 among CNOOC Limited, the Depositary and all holders from time to time of ADRs issued thereunder.  Previously filed as Exhibit (a)(2) to Post-Effective Amendment to Registration Statement No. 333-10954 and incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement dated as of              , 2016 among CNOOC Limited, the Depositary and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 17, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Gregory A. Levendis
Title: Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CNOOC Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2016.

CNOOC Limited

By:	/s/ Hua Zhong
Name: Hua Zhong
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Jiewen Li and Yan Cao (with full power to each of them to act alone), as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign and file with the Securities and Exchange Commission any and all amendments and post-effective amendments to this post-effective amendment to registration statement on Form F-6, with exhibits thereto and any and all other documents that may be required in connection therewith, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitutes therefor, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on March 17, 2016, in the capacities indicated.

Signature	Title

/s/ Fanrong Li	Executive Director, Chief Executive Officer and President
Fanrong Li

/s/ Guangqi Wu	Executive Director and Compliance Officer
Guangqi Wu

/s/ Hua Yang	Chairman of the Board and Non-Executive Director
Hua Yang

/s/ Bo Lv	Non-Executive Director
Bo Lv

/s/ Sung Hong Chiu	Independent Non-Executive Director
Sung Hong Chiu

/s/ Lawrence J. Lau	Independent Non-Executive Director
Lawrence J. Lau

/s/ Aloysius Hau Yin Tse	Independent Non-Executive Director
Aloysius Hau Yin Tse

/s/ Kevin G. Lynch	Independent Non-Executive Director
Kevin G. Lynch

/s/ Hua Zhong	Chief Financial Officer
Hua Zhong

/s/ Qing Jiang	Authorized Representative in the United States
Qing Jiang

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification